MEIRAGTX HOLDINGS

430 EAST 29TH STREET, 10TH FLOOR

NEW YORK, NY 10016

July 12, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Donald Field

Re:	MEIRAGTX HOLDINGS PLC

Registration Statement on Form S-3 (Registration No. 333-232527)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-232527) (the “Registration Statement”) of MeiraGTx Holdings Plc (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on July 16, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Please contact Keith Halverstam of Latham & Watkins LLP, counsel to the Company, at (212) 906-1761, or in his absence, Peter Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

MEIRAGTX HOLDINGS PLC

By:	/s/ Alexandria Forbes, Ph.D.
Name: Alexandria Forbes, Ph.D.
Title: President and Chief Executive Officer

cc:	Rich Giroux, MeiraGTx Holdings Plc

Bruce Gottlieb, MeiraGTx Holdings Plc

Peter N. Handrinos, Latham & Watkins LLP

Keith Halverstam, Latham & Watkins LLP